Exhibit 99.1

Kamada Announces Extension of GLASSIA® [Alpha1-Proteinase Inhibitor (Human)] Supply
and Distribution Agreement with Takeda Through 2021 and Expected Transition of
GLASSIA Manufacturing to Takeda

Based on the Extended Term, Kamada Projects Revenues from Sales of GLASSIA to Takeda
During 2019-2021 to be in the Range of $155 Million to $180 Million

Based on Current GLASSIA U.S. Sales and Forecasted Growth, Kamada Projects to Receive
Royalties from Takeda in the Range of $10 Million to $20 Million Per Year from 2022 to 2040

Kamada Anticipates Utilizing Most of its Manufacturing Plant’s Available Capacity Following
the Transfer of GLASSIA Manufacturing to Takeda Through Anticipated Growth of its Other
Products, and Opportunities to Initiate Production of Additional Plasma-Derived Products

Rehovot, Israel – September 3, 2019 – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company, announced today the extension of its strategic supply agreement with Takeda for GLASSIA® [Alpha1-Proteinase Inhibitor (Human)].  Kamada will now continue to produce GLASSIA for Takeda through 2021.  Based on the extended agreement, Kamada projects that total revenues from sales of GLASSIA to Takeda during the years 2019-2021 will be in the range of $155 million to $180 million. On an annual basis, Kamada projects revenues of approximately $65 million during each of 2019 and 2020, and between $25 million to $50 million during 2021, based on Takeda’s needs.

As a reminder, Kamada is the holder of the U.S. Food and Drug Administration (FDA) Biologics License Applications (BLA) for GLASSIA. Based on the licensing and technology transfer agreement signed by the two companies in 2010, Takeda is planning to complete the technology transfer of GLASSIA, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021. Accordingly, based on the agreement between the companies, upon initiation of sales of GLASSIA manufactured by Takeda, it will pay royalties to Kamada at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040.

Although the transition of the agreement to its royalties phase will result in a reduction of Kamada’s revenue from Takeda, based on current GLASSIA sales in the U.S. and forecasted future growth, Kamada projects receiving royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040.

Kamada is reiterating its full-year 2019 revenue guidance of $125 million to $130 million. The Company plans to provide its 2020 revenue guidance by the end of 2019.

“Kamada and Takeda remain firmly committed to the AAT Deficiency community and we are jointly continuing to support patients through our strong partnership,” said Amir London, Kamada’s Chief Executive Officer.  “The extension of the supply agreement and the projected significant long-term royalty stream provide a solid financial foundation for Kamada.  Upon successful completion of the technology transfer to Takeda, we intend to utilize our FDA-approved manufacturing plant to continue supporting the growth of KedRAB, our anti-Rabies IgG product in the U.S., our immunoglobulins products, and GLASSIA in existing and new markets in Asia, Latin America and other territories, as well as the manufacturing of our Inhaled AAT for its current clinical development and, pending regulatory approval, its future commercial launch. We are also proactively exploring opportunities to leverage our experience and manufacturing capacity to initiate the production of new plasma-derived products. We expect that these activities will enable us to utilize most of our plant’s available capacity.”

“Beyond GLASSIA, Kamada is focused on developing its next-generation treatment for AATD, Inhaled AAT, for which the Company is on track to initiate a global Phase 3 trial with expected dosing of the first patients in Europe before the end of the year and, pending FDA approval of the Investigational New Drug application, begin recruiting patients in the U.S.  We are very excited about the prospects for this program in the AATD market, which, based on market data, currently consists of approximately $1 billion of IV AAT global sales, and is anticipated to be growing at 6-8% annually," concluded Mr. London

About GLASSIA
GLASSIA was the first available ready-to-infuse liquid alpha1-proteinase inhibitor and is indicated as a chronic augmentation and maintenance therapy in adults with clinically evident emphysema due to severe congenital AAT deficiency. GLASSIA is administered intravenously once a week to augment the levels of AAT in the blood.  AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue protective and antimicrobial properties. GLASSIA is approved by the FDA and is marketed through a strategic partnership with Takeda in the United States. Takeda has distribution rights and an exclusive license to GLASSIA for all IV indications in the U.S., Canada, Australia, and New Zealand, while Kamada maintains rights in all other territories and for all other AAT routes of administration, including Inhaled AAT.

Please see the full prescribing information for GLASSIA at: https://www.shirecontent.com/PI/PDFs/GLASSIA_USA_ENG.pdf

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other counties through local distributors.  Kamada’s second leading product is KamRAB, a rabies immune globulin (Human) for Post-Exposure Prophylaxis against rabies infection. KamRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB and through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, Kamada has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (i) Kamada’s projections that revenues from sales of GLASSIA to Takeda will be approximately $65 million during each of 2019 and 2020; and between $25 million to $50 million during 2021, based on Takeda’s needs, (ii) re-affirmation of the 2019 full year revenue guidance, (iii) the expected timing of release of 2020 revenue guidance,  (iv) that based on current GLASSIA sales in the U.S. market by Takeda and anticipated future growth, Kamada projects its future royalties from Takeda to be at a range of $10 million to $20 million per year for 2022 to 2040, (v) the extension of the supply agreement and the estimated significant long-term royalty stream from Takeda provide a solid financial foundation for Kamada, (vi) Kamada’s plans to utilize available capacity at its manufacturing plant to continue supporting growth of KedRab, other IgG products and GLASSIA in existing and new markets in Asia, Latin America and other territories, as well as the manufacturing of product in support of our Inhaled AAT clinical development and, pending regulatory approval, its commercial launch, (vii) prospects of Kamada exploring opportunities to use its manufacturing plant to initiate production of new plasma-derived products, (viii) Kamada’s expectation to initiate a Phase 3 clinical trial for Inhaled AAT with expected dosing of the first patients in Europe before the end of the year and, pending approval of the Investigational New Drug application, begin recruiting patients in the U.S., (ix) expectation that the referenced planned activities for Kamada’s manufacturing plant will enable it to utilize most of its plant’s available capacity, and (x) optimism about the inhaled AAT product and its target AATD market, which based on market data currently constitutes approximately $1 billion of IV AAT in global sales, and is anticipated to be growing at 6-8% annually.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, Takeda’s failure to complete the transitioning of the GLASSIA manufacturing, future sales of GLASSIA by Takeda in the market that may negatively impact Kamada’s royalty payments from Takeda after the transition of GLASSIA manufacturing to Takeda, adverse sales of GLASSIA and other products by Kamada and additional competition in the markets that Kamada competes, inability to utilize excess manufacturing capacities to support growth of other existing products, inability to successfully initiate production of additional plasma–derived products at its manufacturing plant, unexpected results of ongoing clinical studies, delays with various clinical studies, including inhaled AAT, failure to correctly project the market for Inhaled AAT, regulatory delays, prevailing market conditions, corporate events associated with our partners, including Takeda, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com